UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Electronics For Imaging, Inc.

(Exact name of Registrant as Specified in its Charter)

Delaware	000-18805	94-3086355
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6750 Dumbarton Circle

Fremont, California 94555

(Address of Principal Executive Offices, including zip code)

Alex Grab, (650) 357-3500

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

ITEM 1.01 – Conflicts Minerals Disclosure

This Form SD of Electronics For Imaging, Inc. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period of January 1, 2016 to December 31, 2016.

The Company has determined that certain Conflict Minerals (as defined in paragraph (d)(3) of Item 1.01) are necessary to the functionality or production of certain products manufactured by the Company. The Company’s reasonable country of origin inquiry and due diligence efforts are described further in the Conflict Minerals Report for the year ended December 31, 2016 that is filed herewith as Exhibit 1.01 and incorporated herein by reference.

A copy of the Company’s Conflict Minerals Report for the year ended December 31, 2016 is publicly available at the Investor Relations section of our website at www.efi.com as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

ITEM 1.02 – Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 of this Report on Form SD.

ITEM 2.01 – Exhibits

(d) Exhibits

Exhibit No.	Description

1.01	Electronics For Imaging, Inc. Conflict Minerals Report for the Year Ended December 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

Date: May 31, 2017

ELECTRONICS FOR IMAGING, INC.

By:	/s/ Alex Grab
Alex Grab Vice President & General Counsel